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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                              DIALOGIC CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                INTEL CORPORATION

                        INTEL LMH ACQUISITION CORPORATION
                                    (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   25249910-8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                          SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                                 KENNETH R. LAMB
                               GREGORY J. CONKLIN
                           GIBSON, DUNN & CRUTCHER LLP
                              ONE MONTGOMERY STREET
                                  TELESIS TOWER
                             SAN FRANCISCO, CA 94104
                                 (415) 393-8200
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* This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 1 to the
Statement on Schedule 13D of Intel Corporation and Intel LMH Acquisition Corporation with respect to the shares of common stock, no par value, of
Dialogic Corporation beneficially owned by Intel Corporation and Intel LMH Acquisition Corporation.
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CUSIP No.    252499 10 8        SCHEDULE 13D   Page     1    of    [8]    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Intel Corporation
          94-1672743
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    16,503,604
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   16,503,604
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          16,503,604
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          94.37%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          CO
          ---------------------------------------------------------------------

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CUSIP No.    252499 10 8        SCHEDULE 13D   Page     2    of     3     Pages
         ---------------------                       --------    --------


CUSIP No.    252499 10 8                       Page     3    of     8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Intel LMH Acquisition Corporation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          New Jersey
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    16,503,604
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   16,503,604
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          16,503,604
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          94.37%
          ---------------------------------------------------------------------


 (14)     Type of Reporting Person

          CO
          ---------------------------------------------------------------------

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                                  INTRODUCTION

    This Amendment No. 3 dated July 7, 1999 to Tender Offer Statement on
Schedule 14D-1 dated June 7, 1999 (the "Schedule 14D-1") as amended and supplemented by Amendment No. 1, filed with the Securities and Exchange Commission (the "Commission") on July 1, 1999 and Amendment No. 2, filed with the Commission on July 2, 1999, relates to the offer by Intel LMH Acquisition Corporation, a New Jersey corporation ("Acquisition"), and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, no par value of Dialogic Corporation, a New Jersey corporation (the "Company"), at a price of $44 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). This Amendment No. 3 also constitutes Amendment No. 1 to the Statement on
Schedule 13D, filed with the Commission on June 7, 1999, with respect to the shares beneficially owned by Intel and Acquisition.

    Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Item 6 is hereby amended and supplemented by the addition of the following information thereto:

    At midnight, New York City time on July 2, 1999, the Offer expired. A total of 16,503,604 shares were tendered and accepted pursuant to the Offer, representing approximately 94.4% of the Shares outstanding. An additional 329,218 Shares were tendered by guaranteed delivery.

ITEM 10. ADDITIONAL INFORMATION

    Item 10 is hereby amended and supplemented by the addition of the following information thereto:

    A copy of Intel's press release announcing the successful completion of the Offer and its intention to complete the acquisition of the remaining shares of the Company's common stock on or about July 8, 1999, is filed as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and supplemented by the addition of the following exhibit:

    (a)(10)  Press Release dated July 6, 1999, issued by Intel.


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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999                    INTEL LMH ACQUISITION CORPORATION

                                       By: /s/ CARY KLAFTER
                                           ------------------------------------
                                           Cary Klafter
                                           Vice President and Secretary

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999                    INTEL CORPORATION

                                       By:  /s/ F. THOMAS DUNLAP, JR.
                                            -----------------------------------
                                            F. Thomas Dunlap, Jr.
                                            Vice President, General Counsel
                                            and Secretary


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                                  EXHIBIT INDEX


     Exhibit                          EXHIBIT INDEX
-----------------  ----------------------------------------------------------
     (a)(10)       Press release dated July 6, 1999, issued by Intel.


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